Exhibit 99.1

Yintech Announces Management Change

SHANGHAI, Aug. 13, 2018 —  Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced that interim Chief  Financial Officer Mr. Hongchen Yu has resigned for personal reasons. Mr. Wenbin Chen, Chairman and Chief Executive Officer, will assume the CFO role until a replacement has been found.

“I would like to thank Hongchen for his contribution to Yintech since he joined the company in 2016,” commented Mr. Wenbin Chen, Chairman and Chief Executive Officer of Yintech. “ We wish him all the best and continued success in his future endeavors. We are still searching for a permanent replacement and hope to find a suitable candidate in the near future.”

Yintech noted that there were no disagreements between Mr. Yu and the Company and that his departure is not related to any issues regarding the Company’s accounting policies, procedures or practices.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email:  lbergkamp@christensenir.com